UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

( Amendment No. 2 )
U.S. ENERGY SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.01per share
(Title of Class of Securities)
902951 10 2
(CUSIP Number)
July 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☒      Rule 13d-1(c)

         ☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902951 10 2	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Nakash Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,290,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,290,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,290,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

CUSIP No. 902951 10 2	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Nakash Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,290,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,290,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,290,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No. 902951 10 2	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Joe Nakash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,290,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,290,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,290,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No. 902951 10 2	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Avi Nakash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,290,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,290,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,290,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No. 902951 10 2	13G/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Ralph Nakash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,290,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,290,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,290,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No. 902951 10 2	13G/A	Page 7 of 10 Pages

THIS AMENDMENT NO. 2 AMENDS A STATEMENT ON SCHEDULE 13G (THE “STATEMENT”), ORIGINALLY FILED ON FEBRUARY 21, 2007, WHICH WAS PREVIOUSLY AMENDED ON MARCH 28, 2007. THE REPORTING PERSONS HEREBY SUPPLEMENT AND AMEND THE STATEMENT, AS PREVIOUSLY AMENDED, AS FOLLOWS.

The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13G (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item I below. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit I.

Item 1.

(a) Name of Issuer

U.S. Energy Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices

750 Lexington Avenue, 15th Floor, New York, NY 10022

Item 2.

(a) Name of Persons Filing

This Statement is filed by the entities and persons listed below, who are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Nakash Energy LLC

Nakash Holding, LLC

Joe Nakash

Avi Nakash

Ralph Nakash

Nakash Holding, LLC is the Sole Member of Nakash Energy LLC. Joe Nakash, Avi Nakash and Ralph Nakash are the Managing Members of Nakash Holding, LLC.

(b) Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is c/o Robert A. Speigelman, General Counsel, Law Offices of Robert A. Spiegelman, Esq., 1400 Broadway, 15th Floor, New York, NY 10018.

CUSIP No. 902951 10 2	13G/A	Page 8 of 10 Pages

(c) Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d) Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number

902951 10 2

Item 3.

Not applicable.

Item 4.	Ownership.

                Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in

Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

On February 14, 2007, Nakash Energy, LLC entered into a Subscription Agreement with the Issuer, pursuant to which, effective as of February 21, 2007 (the “Effective Date”), Nakash Energy purchased 1,000,000 shares of Common Stock of the Issuer (the “Purchased Shares”), for an aggregate purchase price of $5,000,000. As additional consideration, Nakash Energy received five-year warrants (the “Warrants”) to purchase 575,000 shares of Common Stock of the Issuer, at an exercise price of $0.01 per share.

In addition, as of February 21, 2007, Nakash Energy entered into a Loan Agreement with Henry Schneider, pursuant to which Nakash Energy loaned $4,731,388 to Henry Schneider (the “Loan”). In order to induce Nakash Energy to enter into the Loan Agreement, Henry Schneider and Lawrence Schneider entered into Pledge Agreements with Nakash Energy, pursuant to which they pledged 1,515,700 shares and 200,000 shares of their Common Stock of the Issuer, respectively (the “Pledged Shares,” and together with the Purchased Shares and the Warrants, the “Securities”), as collateral security for the repayment of the Loan. Pursuant to the Loan Agreement, Nakash Energy had the right to vote 1,515,700 of the Pledged Shares so long as they were held in escrow under the applicable Pledge Agreement.

CUSIP No. 902951 10 2	13G/A	Page 9 of 10 Pages

On March 26, 2007, the Reporting Person appointed and granted an unrelated third party an irrevocable proxy to vote the 1,515,700 Pledged Shares so long as they were held in escrow under the applicable Pledge Agreement.

As of July 25, 2007 (the “Default Date”), an “event of default” occurred under the Loan Agreement, and Nakash Energy took possession of all of the Pledged Shares.

Based upon information received from the Issuer, as of the Default Date, the Issuer had 21,704,236 shares of Common Stock issued and outstanding. The percentage ownership set forth in Row 11 on the cover page for each Reporting Person hereto assumes the exercise of all of the Warrants beneficially owned by such Reporting Person.

Nakash Holding, LLC, as the Sole Member of Nakash Energy, LLC, may be deemed to be the beneficial owner of all of the Securities by virtue of its voting or investment control over such Securities. Joe Nakash, Avi Nakash and Ralph Nakash, as the Managing Members of Nakash Holding, LLC, may be deemed to be the beneficial owners of the Securities by virtue of their voting or investment control over such Securities. Each of Nakash Holding, LLC, Joe Nakash, Avi Nakash and Ralph Nakash disclaim any beneficial ownership of any such Securities, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No. 902951 10 2	13G/A	Page 10 of 10 Pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2007

NAKASH ENERGY, LLC
By: Nakash Holding, LLC, its Sole Member

By:	/s/ Joe Nakash
Name: Joe Nakash
Title: Managing Member

NAKASH HOLDING, LLC

By:	/s/ Joe Nakash
Name: Joe Nakash
Title: Managing Member

/s/ Joe Nakash
Joe Nakash

/s/ Avi Nakash
Avi Nakash

/s/ Ralph Nakash
Ralph Nakash